FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of November, 2002

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes /  /          No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[GRAPHIC OMITTED][GRAPHIC OMITTED]

NYSE:  CGW
Santiago:  CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  rdunner@cristalchile.cl


FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
THIRD QUARTER AND 9-MONTH PERIOD ENDED
SEPTEMBER 30, 2002

Santiago, Chile (November 13, 2002) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the third quarter and nine-month period ended September 30, 2002. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$748.73/US$1, the exchange rate at the close of September 30, 2002.

3Q02 HIGHLIGHTS (vs. 3Q01):
-  Consolidated sales increased 9.5%
-  Operating income up 18.6%
-  EBITDA up 16.7%
- Non-operating income of Ch$4,064 million in 3Q02 compared to Ch$2,626 million in 3Q01.
- Net income reached Ch$12,412 million, compared to Ch$8,876 million reported in 3Q01.
-  Earnings Per ADR reached US$0.78

YTD 2002 HIGHLIGHTS (vs. YTD 2001):
-  Consolidated sales increased 8.3%
-  Operating income up 24.3%
-  EBITDA rose 21.6%
- Non-operating loss of Ch$4,218 million compared to an income of Ch$600 million in 2001.
- Net income reached Ch$15,984 compared to Ch$18,029 million reported for the same period in 2001.
-  Earnings Per ADR reached US$1.00


-------------------------------------------------------------------------------
                             CONSOLIDATED REVENUE
-------------------------------------------------------------------------------
(in Ch$ millions)                  3Q02        3Q01       3Q02 vs.      YTD02
                                                            3Q01
----------------------------- ---------- ------------ ------------ ------------
TOTAL REVENUE                     44,244      40,396        9.5%       113,517
----------------------------- ---------- ------------ ------------ ------------
   Cristalchile (glass)           19,049      18,263        4.3%        49,644
----------------------------- ---------- ------------ ------------ ------------
   Vina Santa Rita (wine)         20,526      19,540        5.0%        52,810
----------------------------- ---------- ------------ ------------ ------------
   CIECSA (media)                  6,444       4,287        50.3%       16,220
----------------------------- ---------- ------------ ------------ ------------
     Adjustments                   1,775       1,694         N/A         5,157
----------------------------- ---------- ------------ ------------ ------------
                              RELATED COMPANIES
-------------------------------------------------------------------------------
   Metropolis-Intercom (cable)    11,547      11,903        -3.0%       34,243
----------------------------- ---------- ------------ ------------ ------------
   Envases CMF (plastics)          8,843       9,140        -3.0%       23,678
----------------------------- ---------- ------------ ------------ ------------

                          THIRD QUARTER 2002 RESULTS

CONSOLIDATED RESULTS

3Q02 Revenue Breakdown

CHART #1

During 3Q02, Cristalerias' total consolidated revenue reached Ch$44,244 million, a 9.5% increase versus the 3Q01. The factors behind this increase were improved sales in the glass container business (+4.3%), Santa Rita (+5.0%) and CIECSA (+50.3%). Adjustments for factors such as intercompany sales reached Ch$1,775 million during the quarter.

Consolidated operating income increased by 18.6% during the quarter, totaling Ch$12,713 million (US$17.0 million). This includes Ch$6,939 million from the glass container business, Ch$4,189 million from Santa Rita and Ch$1,587 million from CIECSA.

During the quarter, Cristalerias' net income was Ch$12,412 million
(US$16.6 million), compared with Ch$8,876 million in 3Q01. In addition to a higher operating income, the Company had a non-operating income of Ch$4,064 million (US$ 5.4 million) in the 3Q02, compared to a non-operating income of Ch$2,626 million (US$3.5 million) in 3Q01. The latter is largely explained by a profit of Ch$8,414 million originated from exchange differences as a consequence of the depreciation of the Chilean Peso against the US Dollar.

EBITDA: Operating cash generation increased by 16.7% from Ch$13,831 million (US$18.5 million) in the 3Q01 to Ch$16,141 million (US$21.6 million) in the 3Q02. EBITDA margin for the period was 36.5% (34.2% in 3Q01).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter increased by 4.3% to Ch$19,049 million (US$25.4 million) mainly as a result of a 4.4% increase in volumes. Sales to the wine sector increased by 7.3%, due to an increase in wine consumption in the local market, as well as an increase in volumes of exports. Sales of beer containers grew by 3.2% during the quarter, due to the success of one-way formats (250cc and 1,000cc).

Liquor bottle sales increased by 40.5% during 3Q02, because pisco bottlers adjusted down stocks in 3Q01. On the other hand soft-drink bottle sales decreased by 16.3% because of client stock built up of returnable formats in 3Q01. Containers for the food industry posted a 19.5% sales decrease during the quarter due to decreased food exports to Latin America.


-------------------------------------------------------------------------------
                                       GLASS
-------------------------------------------------------------------------------
                                            3Q02          3Q01        3Q02 vs.
                                                                        3Q01
-------------------------------------- ------------ ------------- -------------
Net Sales (in Ch$ millions)                19,049        18,263           4.3%
-------------------------------------- ------------ ------------- -------------
   Wine                                    11,981        11,163           7.3%
-------------------------------------- ------------ ------------- -------------
   Soft Drinks                              2,409        2,878          -16.3%
-------------------------------------- ------------ ------------- -------------
   Beer                                     2,519        2,441            3.2%
-------------------------------------- ------------ ------------- -------------
   Liquor                                   1,700        1,210           40.5%
-------------------------------------- ------------ ------------- -------------
   Food                                      369          458           -19.5%
-------------------------------------- ------------ ------------- -------------
   Pharmaceutical                            70           113           -37.9%
-------------------------------------- ------------ ------------- -------------
Volume in tons                             66,178        63,409           4.4%
-------------------------------------- ------------ ------------- -------------

Operating income increased by 16.6%, reaching Ch$6,939 million (US$9.3 million). Operating margins improved from 32.6% in 3Q01 to 36.4% in 3Q02 due to decreased sales of lower-margin imported products.

EBITDA: Operating cash generation increased by 14.5%, reaching Ch$9,204 million (US$12.3 million) in 3Q02 compared with Ch$8,040 million (US$10.7 million) during the 3Q01. EBITDA margin for the 3Q02 improved to 48.3% (44.0% in 3Q01).


Plastic

During the third quarter of 2002, total sales of Envases CMF reached Ch$8,843 million (US$11.8 million), compared with Ch$9,140 million in 3Q01. Volumes decreased by 5%, reaching 5,989 tons, while prices increased by 1%. The operating income reached Ch$1,114 million, compared to Ch$1,394 million in 3Q01 due to lower sales. Net income reached Ch$853 million (Ch$591 million in 3Q01).

EBITDA: Operating cash generation decreased from Ch$2,391 million (US$3.2 million) in 3Q01 to Ch$2,200 million (US$2.9 million) during 3Q02. EBITDA margin reached 24.9% (26.2% in 3Q01).

WINE BUSINESS

During 3Q02, Santa Rita's consolidated sales reached Ch$20,526 million (US$27.4 million), a 5.0% increase over 3Q01 figures. The Company's net profits came in at Ch$4,004 million (US$5.3 million), compared to Ch$4,215 million in 3Q01.

In the domestic market, the Company attained volumes that stood 2.4% above those of 3Q01. Prices fell by 8.0% as a result of sharp competition. These conditions led net sales in the domestic market to drop by 5.8%.

Sales in the export market rose by 15.3% due to a 7.6% increase in volumes, mainly due to higher sales to the Canadian and Latin American markets, together with a more favorable exchange rate. During the period, exports of US$14.7 million accounted for 52.1% of total revenues. The average price in Dollars per case in the export market reached US$30.6 during the quarter (US$30.0 in 3Q01), compared with an industry average of US$23.22 in 3Q02 (US$23.37 in 3Q01).

Operating income decreased 3.9% from Ch$4,357 million in the 3Q01 to Ch$4,189 million in 3Q02 due to increased raw material costs; while the operating margin decreased to 20.4% (22.3% in 3Q01).

EBITDA: Operating cash generation increased by 10.3% during the quarter to Ch$5,641 million (US$7.5 million). Accordingly, EBITDA margin rose from 26.2% to 27.5% during the quarter.



-------------------------------------------------------------------------------
                                     SANTA RITA
-------------------------------------------------------------------------------
                                             3Q02         3Q01        3Q02 vs.
                                                                       3Q01
---------------------------------------- ------------ ------------ ------------
Net Sales (in Ch$ millions)                  20,526       19,540         5.0%
---------------------------------------- ------------ ------------ ------------
   Domestic                                   9,327        9,898        -5.8%
---------------------------------------- ------------ ------------ ------------
   Exports                                   10,700        9,281        15.3%
---------------------------------------- ------------ ------------ ------------
   Others                                      499          361         38.2%
---------------------------------------- ------------ ------------ ------------
Volume
---------------------------------------- ------------ ------------ ------------
   Exports (Th cases)                          480          446          7.6%
---------------------------------------- ------------ ------------ ------------
   Domestic (Th liters)                      17,923       17,504         2.4%
---------------------------------------- ------------ ------------ ------------
Price per case - Export Mkt.( US$)            30.6         30.0          1.8%
---------------------------------------- ------------ ------------ ------------
Avg. price per case - Domestic Mkt. (Ch$)     4,680        5,085        -8.0%
---------------------------------------- ------------ ------------ ------------

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and
Other Media

Media Subsidiaries
------------------

CHART #2

On August 27, 2002, CIECSA purchased shares of Red Televisiva Megavision ("MEGA") from Grupo Televisa S.A., increasing its participation in MEGA to 99.99%. During 3Q02, CIECSA reported a net profit of Ch$725 million (US$1.0 million) compared to Ch$764 million in 3Q01. In 3Q01 CIECSA had an extraordinary income of Ch$718 million from the sale of shares of Ediciones Chiloe and Ediciones Financieras.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 29.0% in 3Q02 (19.2% in 3Q01). Net sales increased by 49.9% in 3Q02, to reach Ch$6,425 million (US$8.6 million), as a higher viewership share generated higher revenues. This led MEGA to post an operating profit of Ch$1,625 million (US$2.2 million) compared to Ch$420 million during the 3Q01. MEGA's net profit was Ch$1,174 million compared with Ch$84 million in 3Q01.

EBITDA: CIECSA's operating cash generation increased from Ch$678 million (US$0.9 million), to Ch$1,799 million (US$2.4 million) during the quarter. EBITDA margin rose from 15.8% in 3Q01 to 27.9% in 3Q02.


Cable Television

Cristalchile Comunicaciones S.A., (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda. had a net loss of Ch$1,847 million (US$2.5 million) during the quarter compared to a net loss of Ch$1,950 (US$2.6 million) recorded during the 3Q01. Similarly, Cordillera Comunicaciones Ltda. (owner of 99% of Metropolis-Intercom S.A.) had a net loss of Ch$3,688 million (US$4.9 million) in the 3Q02, compared to a net loss of Ch$3,899 million (US$5.2 million) in the 3Q01. The aforementioned result includes a goodwill amortization charge of Ch$1,012 million (Ch$1,015 million in 3Q01).

At the end of September 2002, Metropolis-Intercom S.A. had 238,839 subscribers, a 12.1% reduction compared with 3Q01. The Company posted sales of Ch$11,547 million in 3Q02, compared with Ch$11,903 million in 3Q01. The company renegotiated programming costs with content providers in order to mitigate the negative effect of the Dollar appreciation against the Chilean Peso. Therefore, during the quarter, Metropolis-Intercom posted a net loss of Ch$2,649 million, compared to a net loss of Ch$2,804 million in 3Q01.


-------------------------------------------------------------------------------
                               METROPOLIS-INTERCOM
-------------------------------------------------------------------------------
                                      09/30/02        06/30/02        % Change
------------------------------- --------------- --------------- ---------------
Basic Subscribers (1)                 238,839         239,042              0%
------------------------------- --------------- --------------- ---------------
Premium customers                      30,349          32,742           -7.3%
------------------------------- --------------- --------------- ---------------
Internet customers                     19,683          16,355           20.3%
------------------------------- --------------- --------------- ---------------
Home Passed                          1,126,023       1,125,004           0.1%
------------------------------- --------------- --------------- ---------------
------------------------------- --------------- --------------- ---------------

                                        3Q02            3Q01      3Q02 vs. 3Q01
------------------------------- --------------- --------------- ---------------
Sales (Ch$ Million)                    11,547          11,903           -3.0%
------------------------------- --------------- --------------- ---------------
Net Profit (loss) (Ch$ Million)       (2,649)         (2,804)            5.5%
------------------------------- --------------- --------------- ---------------

   (1) Includes Premium and Internet customers.


                    9-MONTH PERIOD ENDED SEPTEMBER 30, 2002 RESULTS

CONSOLIDATED RESULTS

YTD02 Revenue Breakdown
-----------------------

CHART #3

The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first nine months of 2002, Cristalerias' total consolidated revenue reached Ch$113,517 million (US$152 million), an 8.3% increase over 2001. The main factors behind this growth include improved sales in the glass container (+2.5%), wine (+7.9%), and media (+45.1%) businesses.

Consolidated operating income increased by 24.3% during the period, totaling Ch$29,328 million (US$39.2 million). This includes Ch$17,014 million from the glass container business, Ch$8,925 million from Santa Rita and Ch$3,323 million from CIECSA.

For the nine-month period ending on September 30, 2002, the Company's net income was Ch$15,984 million (US$21.3 million), compared with Ch$18,029 million (US$24.1 million) in 3001. This is mainly explained by a non-operating loss of Ch$4,218 million (US$5.6 million) in 2002, compared to a non-operating income of Ch$600 million (US$0.8 million) in 2001. During year 2001 the Company registered an extraordinary income generated from: (i) the sale of 1,834,997 shares of Compania General de Electricidad, which generated a Ch$2,930 million profit; (ii) the association with Andina in the plastic container market through the joint venture between Crowpla-Reicolite and Multipack, which generated a Ch$2,018 million profit; and (iii) the reversal of part of a maintenance provision for furnace C, which was rebuilt during the first half of 2001, and which generated Ch$1,824 million (US$2.4 million) of extraordinary income. During the first nine months of 2002 the Company registered a higher net loss from subsidiaries, due to a Ch$2,600 million loss originating in the Company's investment in Rayen Cura, as a consequence of the effects of the Argentine Peso devaluation*. The latter was compensated by Ch$5,034 million higher income from exchange differences.

EBITDA: Operating cash generation increased by 21.6% from Ch$32,313 million (US$43.2 million) to Ch$39,299 million (US$52.5 million) during the period. Accordingly, EBITDA margin rose to 34.6% (30.8% in 2001).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

------------------------
*  Considering an exchange rate of $3.69 Argentine Pesos per U.S. Dollar.

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$49,644 million, 2.5% higher than in 2001. Volume sales increased by 2.0%, totaling 174,258 tons. Sales to the wine sector increased by 9.1% due to an increase in export volumes, as well as an increase in wine consumption in the local market. Sales to the beer sector increased by 8.2% due to the success of one-way formats (250cc and 1,000cc).

Sales in the soft drink sector decreased by 20.7%, despite an increase in sales of one-way formats, because clients built up stocks of returnable formats in 2001. Containers for the food industry posted a 17.2% sales decrease due to decreased food exports to Latin America.



-----------------------------------------------------------------------
                                GLASS
-----------------------------------------------------------------------
                                     YTD02       YTD01     YTD02 vs.
                                                             YTD01
---------------------------------- ----------- ---------- -------------
Net Sales (in Ch$ millions)          49,644     48,438        2.5%
---------------------------------- ----------- ---------- -------------
   Wine                              31,677     29,040        9.1%
---------------------------------- ----------- ---------- -------------
   Soft Drinks                       5,914       7,459      -20.7%
---------------------------------- ----------- ---------- -------------
   Beer                              6,870       6,348        8.2%
---------------------------------- ----------- ---------- -------------
   Liquor                            3,728       3,875       -3.8%
---------------------------------- ----------- ---------- -------------
   Food                              1,127       1,362      -17.2%
---------------------------------- ----------- ---------- -------------
   Pharmaceutical                     327         354        -7.5%
---------------------------------- ----------- ---------- -------------
Volume in tons                      174,258     170,837       2.0%
---------------------------------- ----------- ---------- -------------
Average Price (change only)                                   0.5%
---------------------------------- ----------- ---------- -------------

Operating income increased by 11.3%, totaling $17,014 million (US$22.7 million). Operating margins increased from 31.6% in 2001 to 34.3% in 2002, mainly due to decreased sales of lower-margin imported products.

Non-consolidated net earnings for the period include a lower non-operating income of Ch$2,304 million (US$3.1 million), compared to a non-operating income of Ch$4,485 million (US$6.0 million) in 2001. During 2001 the Company registered an extraordinary income generated from the sale of shares of Compania General de Electricidad, from the association with Andina in the plastic division through the joint venture between Crowpla-Reicolite and Multipack, and from the reversal of a maintenance provision of furnace C which was included in the category "Extraordinary Items". During the first nine months of 2002 the Company registered a higher net loss from subsidiaries, due to a Ch$2,675 million loss originating in the Company's investment in Rayen Cura, as a consequence of the effects of the Argentine Peso devaluation**. The aforementioned was compensated by a Ch$3,477 million higher income from exchange differences and improved results at Santa Rita and CIECSA.

EBITDA: Operating cash generation increased by 12.6% from Ch$20,944 million (US$28.0 million) in 2001 to Ch$23,581 million (US$31.5 million) during the period. Accordingly, EBITDA margin for the period was 47.5%, compared with 43.2% in 2001.

Plastic

During the first nine months of 2002, total sales of Envases CMF reached Ch$23,678 million (US$31.6 million), compared with Ch$16,071 million (US$21.5 million) in 2001, largely due to the merge of Crowpla-Reicolite with Multipack. Volumes increased by 42%, reaching 16,632 tons, while prices increased by 3%. Operating income reached Ch$1,832 million, 3% lower than in 2001, mainly due to extraordinary expenses corresponding to this merge. In addition, higher interest expenses and higher monetary correction charges during the period led the Company to post a net income of Ch$451 million (Ch$719 million in 2001).

EBITDA: Operating cash generation increased by 41.3% from Ch$3,512 million (US$4.7 million) in 2001 to Ch$4,963 million (US$6.6 million) during the period. EBITDA margin reached 21.0% (21.9% in 2001).

------------------------
**  Considering an exchange rate of $3.69 Argentine Pesos per U.S. Dollar.

WINE BUSINESS

During the first nine months of 2002, Santa Rita's consolidated sales totaled Ch$52,810 million (US$70.5 million), a 7.9% increase over 2001. The Company's profits came in at Ch$8,151 million (US$10.9 million), 17.2% over 2001, mainly due to increased sales volume in the domestic and international markets coupled with an improvement in gross margins, due to a decrease in the cost of raw materials. Operating margin remained at 16.9%.

In the domestic market, Santa Rita increased volumes by 12.0%. Prices in this market dropped by 14.0% in real terms as a result of the strong competition and lower raw material costs. These conditions led net sales in the domestic market to drop by 4.0%.

Regarding the export market, sales volume increased by 11.0%, due to higher sales to all markets. During the period, exports at US$39.9 million accounted for 52.4% of total revenues. The average price in dollars per case in the export market reached US$30.5 (US$30.2 in 2001) compared with an industry average of US$23.16 (US$23.88 in 2001).

By markets, the export increase breakdown is as follows: Europe, 7.8%; USA, 5.7%; Canada, 47.7%; Asia and Africa, 7.7%; and Latin America, 1.0%.


-------------------------------------------------------------------------------
                                     SANTA RITA
-------------------------------------------------------------------------------
                                             YTD02        YTD01      YTD02 vs.
                                                                      YTD01
---------------------------------------- ------------ ------------ ------------

Net Sales (in Ch$ millions)                  52,810       48,925         7.9%
---------------------------------------- ------------ ------------ ------------
   Domestic                                  23,851       24,882        -4.0%
---------------------------------------- ------------ ------------ ------------
   Export                                    27,692       23,003        20.0%
---------------------------------------- ------------ ------------ ------------
   Others                                     1,267        1,040        21.8%
---------------------------------------- ------------ ------------ ------------
Volume
---------------------------------------- ------------ ------------ ------------
   Exports (Th cases)                         1,307        1,180        11.0%
---------------------------------------- ------------ ------------ ------------
   Domestic (Th liters)                      47,238       42,221        12.0%
---------------------------------------- ------------ ------------ ------------
Price per case - Export Mkt.( US$)            30.5         30.2          1.2%
---------------------------------------- ------------ ------------ ------------
Avg. price per case - Domestic Mkt. (Ch$)     4,545        5,301       -14.0%
---------------------------------------- ------------ ------------ ------------

EBITDA: Operating cash generation increased from Ch$10,524 million (US$14.1 million) in 2001 to Ch$10,940 million (US$14.6 million) during the period. The EBITDA margin for the period reached 20.7% (21.5% in 2001).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

On August 27, 2002, CIECSA purchased shares of Red Televisiva Megavision ("MEGA") from Grupo Televisa S.A., increasing its participation in MEGA to 99.99%. During 2002, CIECSA reported a net profit of Ch$1,033 million (US$1.4 million) compared to a net loss of Ch$146 million (US$0.2 million) in 2001. In year 2001 CIECSA registered an extraordinary income of Ch$718 million from the sale of shares of Ediciones Chiloe and Ediciones Financieras.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 26.2% during the period*** (18.5% in 2001). Net sales increased by 43.8% reaching Ch$16,086 million (US$21.5 million), as higher viewership share has resulted in higher revenues. Operating profit was Ch$3,356 million compared with Ch$24 million in 2001. Net profit was Ch$1,681 million (US$2.2 million) compared to a net loss of Ch$832 million (US$1.1 million) during 2001.

EBITDA: CIECSA's operating cash generation reached Ch$3,988 million
(US$5.3 million) in 2002 compared to Ch$823 million (US$1.1 million) during 2001. EBITDA margin reached 24.6% during the period (7.4% in 2001).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$6,653 million (US$8.9 million) during the period compared with a net loss of Ch$6,558 million in 2001. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of Metropolis-Intercom S.A.) posted a net loss of Ch$13,297 million (US$17.8 million) in 2002, compared to a net loss of Ch$13,111 million (US$17.5 million) in 2001. The aforementioned result includes a goodwill amortization charge of Ch$3,022 million for the period (Ch$3,014 million in 2001).


------------------------
*** Measured between 9:00AM and 1:00AM (i.e.: 16 hours daily) from Monday to
    Sunday.

During the first nine months of 2002 Metropolis-Intercom S.A. posted sales of Ch$34,243 million compared with Ch$34,362 million in 2001. At the operating level, the Company renegotiated programming costs with content providers in order to mitigate the negative effect of the Dollar appreciation against the Chilean Peso. During the period Metropolis-Intercom registered a net loss of Ch$10,232 million (US$13.7 million), compared to a net loss of Ch$10,088 million (US$13.5 million) in 2001.


-------------------------------------------------------------------------------
                               METROPOLIS-INTERCOM
-------------------------------------------------------------------------------
                                      09/30/02        12/31/01        % Change
------------------------------- --------------- --------------- ---------------

Basic Subscribers (1)                 238,839         268,451          -11.0%
------------------------------- --------------- --------------- ---------------
Premium customers                      30,349          41,381          -26.7%
------------------------------- --------------- --------------- ---------------
Internet customers                     19,683          12,605           56.2%
------------------------------- --------------- --------------- ---------------
Home Passed                          1,126,023       1,121,106           0.4%
------------------------------- --------------- --------------- ---------------


------------------------------- --------------- --------------- ---------------
                                                                     YTD02 vs.
                                       YTD02           YTD01           YTD01
------------------------------- --------------- --------------- ---------------
Sales (Ch$ Million)                    34,243          34,362           -0.3%
------------------------------- --------------- --------------- ---------------
Net Profit (loss) (Ch$ Million)       (10,232)        (10,088)          -1.4%
------------------------------- --------------- --------------- ---------------
    (1) Includes Premium and Internet customers.



FINANCING ACTIVITIES

On August 2002 Cristalerias de Chile placed long-term bonds in the local market for 4,100,000 Chilean Unidades de Fomento ("ChUF") - (equivalent to US$90.1 million). Of the total, ChUF 2,000,000 were placed with a final maturity of 6 years at an annual interest rate of 5.3% and ChUF 2,100,000 were placed with a final maturity of 21 years at an annual interest rate of 6.5%.

On September 2002, part of the funds obtained from the bond issue were used to prepay half (US$50 million) of an existing syndicated loan. The remaining balance of the syndicated loan (US$50 million) was renegotiated during October 2002 with nine international financial institutions, with a final maturity of 5 years, with amortizations beginning 42 months from the closing date and at an interest rate of LIBOR plus 0.8% annually.


                              #############

Cristalchile

                          CRISTALERIAS DE CHILE S.A.
                     CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in millions of Chilean
                      Pesos as of September 30, 2002)
                   1 US Dollar = 748.73 Chilean Pesos


BALANCE SHEET
-------------
                                                      As of September 30
                                                     --------------------
                                                     2002           2001
ASSETS                                               MCh$           MCh$
-----------------------------------------           -------        -------

Cash, time deposits, marketable securities           96,492         61,840
Receivables                                          43,207         42,583
Inventories, net                                     34,408         30,284
Other current assets                                  3,113          2,196
                                                    -------        -------
TOTAL CURRENT ASSETS                                177,220        136,903
                                                    -------        -------
NET P.P.&E.                                         126,488        131,135
                                                    -------        -------
Investment in related companies                     109,675        115,617
Long-term receivables                                10,278          9,766
Goodwill on investments                               1,283          1,449
Accounts receivable, related companies                    1             11
Others                                               28,637         14,125
                                                    -------        -------
TOTAL OTHER ASSETS                                  149,874        140,969
                                                    -------        -------
TOTAL ASSETS                                        453,582        409,007
                                                    =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term & short-term debt       28,126         22,514
Dividends payable                                       537            721
Accounts and notes payable                           17,366         16,405
Provisions, withholdings, income taxes               15,834         13,921
Advances from customers                               2,757          2,050
                                                    -------         ------
TOTAL CURRENT LIABILITIES                            64,620         55,611
                                                    -------         ------
Long-term bank liabilities and bonds payable        112,416         88,686
Miscellaneous creditors                               3,325          2,405
Provisions and others                                 8,435          8,138
                                                    -------        -------
TOTAL LONG-TERM LIABILITIES                         124,176         99,228
                                                    -------        -------
MINORITY INTEREST                                    35,661         34,561
                                                    -------        -------
TOTAL SHAREHOLDERS' EQUITY                          229,124        219,606
                                                    -------        -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                  453,582        409,007
                                                    =======        =======


STATEMENT OF INCOME
-------------------

                                         9 month period           Third
                                        ended September 30       quarter
                                        ------------------   -----------------
                                          2002      2001      2002      2001
                                          MCh$      MCh$      MCh$      MCh$
                                        -------   --------   -------   -------
OPERATING RESULTS:
Net sales                               113,517   104,775    44,244    40,396
Cost of sales                           (66,706)  (65,421)  (25,192)  (23,430)
Selling and administrative expenses     (17,484)  (15,755)   (6,340)   (6,248)
                                        -------   --------   -------   -------
OPERATING INCOME                         29,328    23,598    12,713    10,718
                                        -------   --------   -------   -------

NON-OPERATING RESULTS:
  Cordillera Comunicaciones Ltda         (6,648)   (6,556)   (1,844)   (1,949)
  Editorial Zig-Zag                        (128)     (118)      (38)      (53)
  Vina Los Vascos S.A.                       62       192        (9)        2
    Rayen Cura S.A.I.C.                  (2,600)      348      (203)      160
  Envases CMF                               225       359       427       295
  Ediciones Chiloe                          (65)     (119)      (33)      (23)
  Others                                     (4)      (12)       (3)       (2)
Equity in net income related
  companies (net)                        (9,159)   (5,905)   (1,704)   (1,570)

Interest income (expense) net            (2,612)   (3,413)   (1,357)   (1,185)
Other nonrecurring income (net)          (1,781)    5,242      (653)      694
Amortization of goodwill                   (462)     (719)     (171)     (284)
Price-level restatement                  (1,537)     (904)     (465)     (980)
Exchange Rate Variations                 11,333     6,299     8,414     5,951
                                         -------    ------   -------    ------
NON-OPERATING INCOME                     (4,218)      600     4,064     2,626
                                         -------    ------   -------    ------

Income tax                               (5,133)   (4,987)   (2,407)   (2,506)
Extraordinary Items                           -     1,824         -        (0)
Minority interest                        (3,992)   (3,007)   (1,957)   (1,961)
                                         -------   -------   -------   -------
NET INCOME                               15,984    18,029    12,412     8,876
                                         -------   -------   -------   -------

                        CRISTALERIAS DE CHILE S.A.
                     INDIVIDUAL FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in millions of Chilean
                      Pesos as of September 30, 2002)
                   1 US Dollar = 748.73 Chilean Pesos


BALANCE SHEET
-------------


                                                      As of September 30
                                                    ----------------------
                                                     2002           2001
ASSETS                                               MCh$           MCh$
----------------------------------------            -------        -------

Cash, time deposits, marketable securities           73,914         42,161
Receivables                                          23,811         23,705
Inventories, net                                      5,151          5,840
Other current assets                                  1,258            627
                                                    -------        -------
TOTAL CURRENT ASSETS                                104,135         72,333
                                                    -------        -------
NET P.P.&E.                                          68,430         73,080
                                                    -------        -------
Investment in related companies                     141,273        158,335
Long-term receivables                                   172            187
Goodwill on investments                               2,052          8,075
Accounts receivable, related companies               24,158          2,237
Others                                               13,840            515
                                                    -------        -------
TOTAL OTHER ASSETS                                  181,494        169,349
                                                    -------        -------
TOTAL ASSETS                                        354,059        314,762
                                                    =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term                         22,149         10,278
Dividends payable                                       537            721
Accounts and notes payable                            3,956          7,004
Provisions, withholdings, income taxes                6,738          6,938
                                                     ------         ------
TOTAL CURRENT LIABILITIES                            33,379         24,940
                                                     ------         ------
Long-term bank liabilities and bonds payable         83,510         60,884
Miscellaneous creditors                               1,037          1,799
Provisions                                            5,291          6,984
Others                                                1,718            550
                                                    -------        -------
TOTAL LONG-TERM LIABILITIES                          91,555         70,216
                                                    -------        -------
TOTAL SHAREHOLDERS' EQUITY                          229,124        219,606
                                                    -------        -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                  354,059        314,762
                                                    =======        =======


STATEMENT OF INCOME
-------------------

                                          9 month period           Third
                                        ended September 30        quarter
                                        ------------------   ----------------
                                          2002      2001      2002      2001
                                          MCh$      MCh$      MCh$      MCh$
                                        -------   -------   -------   -------
OPERATING RESULTS:
Net sales                                49,644    48,438    19,049    18,263
Cost of sales                           (28,591)  (29,160)  (10,384)  (10,721)
General and administrative expenses      (4,038)   (3,990)   (1,725)   (1,592)
                                         ------    ------    ------    ------
OPERATING INCOME                         17,014    15,288     6,939     5,950
                                         ------    ------    ------    ------

NON-OPERATING RESULTS:
  CristalChile Comunicaciones            (6,653)   (6,558)   (1,847)   (1,950)
  S.A. Vina Santa Rita                    4,410     3,763)    2,166     2,281
  Envases CMF S.A.                          225       359       426       295
  Ciecsa S.A.                             1,015      (143)      713       750
Cristalchile Inversiones S.A.            (2,675)        -      (251)        -
  Rayen Cura S.A.I.C.                         -       348         -       160
  Others                                      0       (20)        3        (6)
Equity in net income related
  companies (net)                        (3,677)   (2,251)    1,211     1,532

Interest income net                      (1,349)   (1,730)     (859)     (615)
Other nonrecurring income (net)             (56)    4,814        45      (107)
Amortization of goodwill                   (125)     (501)      (42)     (136)
Price-level restatement                    (624)     (505)     (230)     (836)
Exchange Rate Variations                  8,135     4,658     6,611     4,678
                                          -----     -----     -----     -----
NON-OPERATING INCOME                      2,304     4,485     6,736     4,517
                                          -----     -----     -----     -----

Income tax                               (3,334)   (3,568)   (1,262)   (1,591)
Amortization of negative goodwill             -         -         -         -
  Extraordinary Items                         -     1,824         -        (0)
                                         ------    ------   -------     -----
NET INCOME                               15,984    18,029    12,412     8,876
                                         ------    ------    ------     -----


SALES VOLUME                             Th Tons   Th Tons   Th Tons   Th Tons
                                         -------   -------   -------   -------
Glass sales in Th tons                    174.3     170.8      66.2      63.4
                                         -------   -------   -------   -------

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  November 15, 2002